SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 30, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires – October 30, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria  (NASDAQ: CRESY, BYMA:CRES), informs that in accordance with the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on October 30, 2025, and by the Board of Directors’ meeting held on the same date, pursuant to the delegations granted by the Shareholders’ Meeting, a cash dividend in the amount of ARS 65,079,917,808.30 (sixty-five billion seventy-nine million nine hundred seventeen thousand eight hundred eight pesos with 30/100) and a dividend in kind in the amount of ARS 28,702,000,000.00 (twenty-eight billion seven hundred two million pesos) will be made available to shareholders as from November 7, 2025, or on such later date as may apply pursuant to the regulations in force in the jurisdictions where the Company’s shares are listed (the “Availability Date”).

The dividend in kind will consist of the delivery of 12,700,000 (twelve million seven hundred thousand) book-entry non-endorsable registered common shares of IRSA INVERSIONES Y REPRESENTACIONES S.A., with a par value of ARS 10 each, owned by the Company, at the closing price of ARS 2,260.00 as of October 29, 2025, all charged to the fiscal year ended June 30, 2025. This distribution is equivalent to 10.38769027273% of the share capital entitled to receive dividends in the case of the cash dividend and 4.5812517324644% in the case of the dividend in kind, based on a total of 626,509,995 shares outstanding.

With respect to the cash dividend, the amount per common share (par value ARS 1) will be ARS 103.8769027273 and the amount per American Depositary Share (“ADS”) will be ARS 1,038.769027273. With respect to the dividend in kind, shareholders will receive 0.020271025365 IRSA shares (par value ARS 10) per Cresud common share, and 0.20271025365 IRSA shares (par value ARS 10) per ADS, payable to all shareholders of record as of November 4, 2025, according to the records kept by Caja de Valores S.A.

Fractions of shares will be settled in cash in accordance with the regulations of Bolsas y Mercados Argentinos S.A. concerning fractions of less than one (1) share or one (1) ADS.

ADS holders will receive the share distribution through The Bank of New York Mellon, depositary of such certificates, as from the date resulting from the regulations applicable in the jurisdiction where the Company’s ADSs are listed.

Payment will be made through Caja de Valores S.A., at its offices located at 25 de Mayo 362, City of Buenos Aires, from 10:00 a.m. to 3:00 p.m.

ADS holders will receive the corresponding dividend amounts through The Bank of New York Mellon, depositary of such certificates, as from the date resulting from the regulations applicable in the jurisdiction where the Company’s ADSs are listed.

Shareholders are informed that the dividend distribution is subject to the 7% withholding tax established by Article 97 of the Argentine Income Tax Law (as amended by Executive Order No. 824/2019 and subsequent regulations). Pursuant to AFIP General Resolution No. 4478/2019, the withholding applicable to both the cash and in-kind dividend will be deducted directly from the cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 30, 2025